Exhibit 21.1

SUBSIDIARIES OF DEL TACO RESTAURANTS, INC.

Subsidiary Legal Name	State or Country of Incorporation
Del Taco Holdings, Inc.	Delaware
F&C Restaurant Holding Co.	Delaware
Sagittarius Restaurants LLC	Delaware
Kerry Foods International LLC	California
Del Taco LLC	California
DT-LA VERNE, LTD.	California
DT/COSTA MESA RESTAURANT CO.	California